UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 24, 2017

REGENXBIO INC.

(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

001-37553	47-1851754
(Commission File Number)	(IRS Employer Identification No.)

9600 Blackwell Road, Suite 210 Rockville, Maryland	20850
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number including area code (240) 552-8181

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 1.01	Entry into a Material Definitive Agreement

Merger Agreement

On August 24, 2017, REGENXBIO Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Dimension Therapeutics, Inc. (“Dimension”) and Muddy Charles Acquisition Corporation, a wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which Merger Sub will merge with and into Dimension (the “Merger”), with Dimension continuing as the surviving corporation and a wholly owned subsidiary of the Company.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of Dimension common stock, par value $0.0001 per share (“Dimension Common Stock”), excluding shares held by the parties, will be converted into the right to receive 0.1573 (the “Exchange Ratio”) shares of the Company’s common stock, par value $0.0001 per share (“Company Common Stock”), with cash to be paid in lieu of fractional shares.

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each outstanding option to purchase Dimension Common Stock will be assumed by the Company and converted into an option to acquire a number of shares of Company Common Stock determined by multiplying the number of shares of Dimension Common Stock subject to such option by the Exchange Ratio with a corresponding adjustment to the exercise price of the option, and each outstanding share of Dimension restricted stock will be assumed by the Company and converted into 0.1573 shares of restricted Company Common Stock.

The consummation of the Merger is subject to customary conditions, including: (i) approval and adoption of the Merger Agreement by Dimension stockholders, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and other applicable antitrust laws relating to the Merger, (iii) the absence of any law or order that precludes, retrains, enjoins or prohibits the Merger and (iv) the effectiveness of the Registration Statement on Form S-4 registering the issuance of the Company Common Stock in connection with the Merger, and such shares being approved for listing on The Nasdaq Global Select Market. The obligation of each party to consummate the Merger is also conditioned upon the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers), the other party’s performance in all material respects of its covenants contained in the Merger Agreement and the absence of a material adverse effect with respect to the other party after execution of the Merger Agreement.

The Merger Agreement contains customary representations, warranties and covenants by the parties, including, without limitation, covenants regarding (i) the operation of their respective businesses prior to the consummation of the Merger and (ii) the use of reasonable best efforts to cause the Merger to be consummated.

The Merger Agreement prohibits Dimension from soliciting or initiating discussions with third parties regarding other proposals to acquire Dimension, and Dimension has agreed to certain restrictions on its ability to respond to such proposals, subject to the fulfillment of certain fiduciary requirements of Dimension’s board of directors under Delaware law. The Merger Agreement also requires Dimension to call and hold a stockholder meeting and requires Dimension’s board of directors to recommend that Dimension’s stockholders adopt the Merger Agreement. Subject to the terms and conditions of the Merger Agreement, the Dimension board of directors is permitted to change its recommendation in response to an “intervening event” or if it determines that a competing transaction proposal constitutes a “superior proposal” (each as defined in the Merger Agreement).

The Merger Agreement contains certain customary termination rights, including, among others, (i) the right of either the Company or Dimension to terminate the Merger Agreement if the Merger has not occurred by April 9, 2018, (ii) the right of either the Company or Dimension to terminate the Merger Agreement if Dimension’s stockholders fail to approve and adopt the Merger Agreement, (iii) the right of the Company to terminate the Merger Agreement if Dimension’s board of directors changes its recommendation with respect to the Merger, (iv) the right of Dimension to terminate the Merger Agreement to accept a superior proposal and (v) the right of either party to terminate the Merger Agreement due to a material breach by the other party of any of its representations, warranties, covenants or agreements, subject to certain conditions.

The Merger Agreement provides for Dimension to pay a termination fee of $2,850,000 in certain circumstances, including if (i) the Merger Agreement is terminated by the Company as a result of Dimension’s board of directors changing its recommendation, (ii) the Merger Agreement is terminated by Dimension to accept a superior proposal or (iii) the Merger Agreement is terminated under specified circumstances during the pendency of a publicly disclosed third party proposal to acquire Dimension if, within 12 months of such termination, Dimension enters into an agreement for or consummates an alternative transaction.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Dimension, Merger Sub or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, Dimension, Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company or Dimension. In addition, the Merger Agreement should not be read alone, but should instead be read in conjunction with the other information about the Company or Dimension and their respective subsidiaries that will be contained in, or incorporated by reference into, the Company’s Registration Statement on Form S-4 that will include a proxy statement of Dimension, as well as in the reports, statements and other filings each of the Company and Dimension make with the Securities and Exchange Commission (the “SEC”).

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement attached hereto as Exhibits 2.1, which is incorporated by reference herein.

Voting Agreement

Concurrently with the execution of the Merger Agreement, the Company entered into a voting agreement (the “Voting Agreement”) with each director and executive officer of Dimension who owns Dimension securities, who collectively hold approximately 1% of the outstanding shares of Dimension’s common stock. Under the Voting Agreement, Dimension’s directors and executive officers agreed to vote their shares of Dimension Common Stock (i) in favor of the adoption of Merger Agreement and the approval of the transactions contemplated thereby and (ii) against any alternative acquisition proposal or any corporate action the consummation of which would reasonably be expected to frustrate the purposes, or prevent or delay the consummation, of the Merger, and not to, directly or indirectly, sell, transfer, exchange or otherwise dispose of their shares, subject to certain limited exceptions. In addition, the Voting Agreement provides for the appointment of the Company as proxy for Dimension’s directors and executive officers.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 7.01	Regulation FD Disclosure.

On August 25, 2017, the Company and Dimension issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

The Company is also furnishing a corporate presentation which it may use from time to time in conversations with investors and analysts beginning August 25, 2017. A copy of the presentation will be available on the Company’s website. A copy of the presentation is attached hereto as Exhibit 99.3 and is incorporated by reference herein.

The information in Item 7.01 of this Current Report on Form 8-K and Exhibits 99.2 and 99.3 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall they be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Important Additional Information will be Filed with the SEC

This communication is being made in respect of the proposed business combination involving the Company and Dimension, and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed business combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the proposed transaction, the Company plans to file with the SEC a Registration Statement on Form S-4 containing a proxy statement of Dimension and a prospectus of the Company, and each of the Company and Dimension may file with the SEC other documents regarding the proposed transaction. The definitive proxy statement/prospectus will be mailed to stockholders of Dimension. STOCKHOLDERS OF DIMENSION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE ACQUISITION CAREFULLY AND IN THIER ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC BY THE COMPANY AND DIMENSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Free copies of the Registration Statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by the Company and Dimension through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to REGENXBIO Inc., 9600 Blackwell Road, Suite 210, Rockville, Maryland 20850, or by directing a request to Dimension Therapeutics, Inc., 840 Memorial Drive, Cambridge, Massachusetts 02139.

The Company, Dimension and their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Company’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on March 7, 2017, and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 13, 2017, and information regarding Dimension’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on March 9, 2017 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 14, 2017. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-looking Statements

This communication includes “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These statements express a belief, expectation or intention and are generally accompanied by words that convey projected future events or outcomes such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “should,” “would” or by variations of such words or by similar expressions. The forward-looking statements include, without limitation, statements relating to the impact the Company expects its proposed acquisition of Dimension to have on the combined entity’s operations, financial condition, and financial results, and the Company’s expectations about its ability to successfully integrate the combined businesses and the amount of cost savings and overall operational efficiencies the Company expects to realize as a result of the proposed acquisition. The forward-looking statements also include statements about the Company’s future operations, costs, cash flow, and closing of the proposed acquisition. The Company has based these forward-looking statements on the Company’s current expectations and assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will conform with the Company’s expectations and predictions is subject to a number of risks and uncertainties, including that the proposed acquisition may not be timely completed, if at all, that Dimension shareholders will fail to approve the proposed acquisition, that the other closing conditions for the proposed acquisition (including receipt of any required regulatory approvals) may not be satisfied or waived on a timely basis or at all, the failure to close for any other reason, that the businesses of the Company and Dimension will not be integrated successfully, that the cost savings and any synergies from the proposed acquisition may not be fully realized or may take longer to realize than expected, disruption from the proposed acquisition making it more difficult to maintain relationships with employees, licensees, licensors or other parties with whom the Company or Dimension have business relationships, diversion of management time on merger-related issues, risks relating to the potential dilutive effect of the Company shares to be issued in the transaction, the timely development and launch of new products, the ability to obtain and maintain regulatory approval of product candidates, the ability to obtain and maintain intellectual property protection for product candidates and technology, trends and challenges in the business and markets in which the Company and Dimension operate, the size and growth of potential markets for product candidates and the ability to serve those markets, the rate and degree of acceptance of product candidates, and other factors, many of which are beyond the control or the Company and Dimension. We refer you to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, the Annual Report on Form 10-K filed by Dimension for the year ended December 31, 2016 and comparable “risk factors” sections of the Company’s and Dimension’s Quarterly Reports on Form 10-Q and other filings, which have been filed with the SEC and are available on the SEC’s website at www.sec.gov. All of the forward-looking statements made in this communication are expressly qualified by the cautionary statements contained or referred to herein.

The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on the Company, Dimension or their respective businesses or operations. Such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Readers are cautioned not to rely too heavily on the forward-looking statements contained in this communication. These forward looking statements speak only as of the date of this communication. Neither the Company nor Dimension undertakes any obligation, and specifically declines any obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Exhibit

2.1	Agreement and Plan of Merger, dated August 24, 2017, by and among REGENXBIO Inc., Dimension Therapeutics, Inc. and Muddy Charles Acquisition Corporation.*

99.1	Voting Agreement, dated August 24, 2017, by and between REGENXBIO Inc. and certain stockholders of Dimension Therapeutics, Inc. (included in Exhibit 2.1).

99.2	Joint Press Release, dated August 25, 2017.

99.3	Corporate Presentation, dated August 25, 2017.

*	Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 25, 2017

REGENXBIO INC.

By:	/s/ Patrick J. Christmas II
Patrick J. Christmas II Senior Vice President, General Counsel

EXHIBIT INDEX

Exhibit No.	Exhibit

2.1	Agreement and Plan of Merger, dated August 24, 2017, by and among REGENXBIO Inc., Dimension Therapeutics, Inc. and Muddy Charles Acquisition Corporation.*

99.1	Voting Agreement, dated August 24, 2017, by and between REGENXBIO Inc. and certain stockholders of Dimension Therapeutics, Inc. (included in Exhibit 2.1).

99.2	Joint Press Release, dated August 25, 2017.

99.3	Corporate Presentation, dated August 25, 2017.

*	Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.